77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of S&P 500 Geared Fund, Inc. held on August 15, 2006, the results were as follows:

PROPOSAL 1.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

2,598,331

   75,485

 58,983